HAECO

RECEIVED

2008 MAR 18 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: CSA/CPA12/20,24

5th March 2008

BY REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA [redacted]

SUPPL

08001345

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose for your attention a copy of an announcement in connection with the 2007 Final Results of the Company which has been submitted to the website of The Stock Exchange of Hong Kong Limited on 4th March 2008.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

Lorence Wong
Deputy Company Secretary

Encls.

c.c. Kammy Yuen/ Anna Jia, BONY-HK (w/o encls.) – Fax No. 2877 0863
Judy Kang, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/pl
P:\RLiu\HAECO Group\HAECO - CPA12\CPA12 - 20 Interim & Final\2007 Final\ltr to BONY-final results.doc

dev 3/19

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

2007 FINAL RESULTS

		2007	2006	Change %
Turnover	**HK$ million**	**4,619**	**3,844**	**+20.2%**
Attributable profit	**HK$ million**	**1,073**	**847**	**+26.7%**
Earnings per share	**HK$**	**6.45**	**5.09**	**+26.7%**
Dividends per share				
- Interim and final dividends	**HK$**	**3.08**	**2.25**	**+36.9%**
- Special dividend	**HK$**	**-**	**2.50**	**-100.0%**

CHAIRMAN'S STATEMENT

Results

HAECO reported a profit attributable to shareholders in 2007 of HK$1,073 million, which is an increase of 27% on HK$847 million profit in 2006. The strong profit growth in 2007 was driven by capacity expansion and continuing strong demand for the Group's services, particularly the heavy maintenance operations in both Xiamen and Hong Kong. Hong Kong Aero Engine Services Limited ("HAESL") and Singapore Aero Engine Services Pte. Limited ("SAESL") also experienced satisfactory growth in engine overhaul work.

Your Directors have recommended a final dividend for 2007 of HK$2.20 per share which, together with the interim dividend of HK$0.88 per share paid on 25th September 2007, results in a total distribution for the year of HK$3.08 per share.

Investments

Demand in general for the Group's services continued to be strong in 2007, and it is steadily expanding its facilities to support further growth. In Hong Kong, the Company opened its second hangar at Hong Kong International Airport in December 2006 and is constructing a third hangar with opening expected in the middle of 2009. Taikoo (Xiamen) Aircraft Engineering Company Limited's ("TAECO") fifth hangar was opened in June 2007 and a sixth hangar is under construction with operation scheduled for the second half of 2009. Taikoo (Xiamen) Landing Gear Services Limited, a 55.6%-owned subsidiary set up in Xiamen in March 2007, is constructing a landing gear overhaul facility to open in mid 2008. HAESL has opened an extension to its engine workshop which will commence operation in March 2008.

The Group continues to look at other opportunities to expand its aviation maintenance and repair services.

Staff

The Group continues to invest significantly in the recruitment and training of engineering staff. Its total headcount increased by 16% to 11,698 at the end of 2007, and further additional staff are being recruited and trained to cope with the anticipated growth in business.

On behalf of the shareholders, I would like to thank all staff for their hard work and continuing support which has produced another year's strong results.

Outlook

Demand for the Group's services remains good. Heavy maintenance operations should continue to benefit from the recently added hangar capacity in Hong Kong. Line maintenance operations should see moderate growth from additional movements at Hong Kong International Airport. TAECO's results will be moderated by cost increases in an inflationary operating environment and by the continuing appreciation of the Renminbi. HAESL has strong demand but was operating at near full capacity in 2007 and is anticipating modest growth. Although it is less likely that the very high rates of profit growth achieved in recent years can continue to be delivered, overall the prospects for 2008 are firm.

Christopher Pratt
Chairman
Hong Kong, 4th March 2008

Hong Kong Aircraft Engineering Company Limited

REVIEW OF OPERATIONS

The Company's profit attributable to its shareholders comprises:

	2007 HK$M	2006 HK$M	Change %
HAECO Hong Kong operations	391	305	+28%
Share of:			
TAECO	301	221	+36%
HAESL and SAESL	338	282	+20%
Other subsidiaries and jointly controlled companies	43	39	+10%
	1,073	847	+27%

HAECO Hong Kong Operations

The Company's Hong Kong operations comprise heavy maintenance in its hangars, line maintenance at the passenger and cargo terminals at Hong Kong International Airport, component overhaul at Tseung Kwan O and inventory technical management services.

The operations in Hong Kong achieved good growth in 2007. This is attributable mainly to continuing strong demand for heavy maintenance services, coupled with the provision of additional hangar capacity following the opening of a second hangar at Hong Kong International Airport in December 2006. The heavy maintenance division provides a comprehensive range of scheduled maintenance checks, modifications and overhaul work on a wide variety of aircraft types. It competes on price, availability of space, turnround time and quality of workmanship with other Maintenance, Repair and Overhaul facilities worldwide. Sold manhours increased from 1.85 million in 2006 to 2.53 million in 2007. Approximately 63% of the division's work was for airlines based outside Hong Kong.

The Company is building a third heavy maintenance hangar with opening planned for mid 2009. Space has also been provided for further hangar on an adjacent site to be built at a later date.

Line maintenance experienced moderate growth as a result of an increase in aircraft movements at Hong Kong International Airport. The average number of movements handled by HAECO was 266 per day in 2007, 6% up from 250 per day in 2006.

The component overhaul division occupies 7,000 square metre of workshop space at Tseung Kwan O. Revenue growth in 2007 was satisfactory as a result of growth in customers' fleets and the Company is continuing to invest further in this area of business.

The Company provides inventory technical management services for rotable spares for various aircraft, including Airbus 340-600, 330-300 and 300-600F as well as Boeing 747 aircraft.

Total headcount for the Hong Kong operations increased by 4% during the year, reaching 4,523 at the end of 2007.

Taikoo (Xiamen) Aircraft Engineering Company Limited

TAECO performs heavy maintenance and passenger to freighter conversions using its five wide-body double bay hangars at Xiamen Gaoqi International Airport. It also performs line maintenance operations in Beijing, Shanghai and Xiamen, handling an average of 42 movements per day during the year.

TAECO's heavy maintenance business enjoyed strong growth in 2007, facilitated by additional capacity following the opening of its fifth hangar in June 2007 and very strong demand from core customers. Sold manhours increased from 3.58 million in 2006 to 3.87 million in 2007 and profit attributable to the Company's shareholders increased by 36% to HK$301 million. Three of TAECO's bays are dedicated to performing Boeing 747-400 passenger to freighter conversions for Boeing with 12 aircraft being completed during the year and three in progress at the year-end. The remaining hangar capacity is used for heavy maintenance with Cathay Pacific Airways, Japan Airlines and All Nippon Airlines ranking among the significant customers.

TAECO is building a sixth hangar which is expected to open in the second half of 2009. It is also building a new training centre which is to open by the end of 2008. At the end of 2007 TAECO's headcount totalled 5,086, compared to 4,098 at the end of 2006.

Hong Kong Aero Engine Services Limited

HAESL (45% owned) repairs and overhauls Rolls-Royce engines and engine components at its facility at Tseung Kwan O. Demand was strong throughout the year and the business operated at close to maximum capacity, handling 224 engine equivalents compared to 212 in 2006. SAESL, in which HAESL has a 20% interest, also had a strong year with satisfactory increases in both turnover and profitability. The Group's share of the after-tax profit of HAESL including its interest in SAESL rose by 20% to HK$338 million.

To provide for further growth, HAESL has opened an additional 3,000 square metre workshop which will commence operation in March 2008 and increased its headcount by 39. HAESL will expand its component repair capability further during 2008 following the award by Rolls-Royce of a "5th Centre of Excellence" for turbine and compressor seal fin repair.

Net liquid funds and financing

The Group had net liquid funds of HK$767 million at 31st December 2007 together with committed but undrawn banking facilities of HK$550 million. This is considered sufficient to meet its committed operating working capital and capital expenditure requirements for 2008.

Corporate governance

The Board is committed to a high standard of corporate governance and has adopted the Code on Corporate Governance Practices (the "Code") promulgated by The Stock Exchange of Hong Kong Limited. It has complied throughout the year with all the mandatory code provisions and with all the recommended best practices with the following exceptions:

- Independent Non-Executive Directors representing one-third of the Board (Section A.3.2 of the Code).

- quarterly reporting (Section C.1.4 of the Code) which the Board considers would provide little information of additional value to shareholders while increasing administrative costs and pressure to focus on short-term results rather than long-term value creation.
- establishing a nomination committee (Section A.4.4 of the Code) as the Board considers it is in the best interest of the Company and potential new appointees that they collectively review and approve the appointment of new directors.

Details of corporate governance can be found in the 2007 annual report.

The annual results for the year have been reviewed by the Audit Committee of the Company.

Consolidated Profit and Loss Account
for the year ended 31st December 2007

	Note	2007 HK$M	2006 HK$M
Turnover	2	4,619	3,844
Operating expenses:			
Staff remuneration and benefits		(1,833)	(1,676)
Cost of direct material and job expenses		(1,160)	(865)
Depreciation and amortisation		(258)	(229)
Insurance and utilities		(90)	(83)
Operating lease rentals - land and buildings		(82)	(64)
Repairs and maintenance		(136)	(99)
Other operating expenses		(112)	(79)
		(3,671)	(3,095)
Other gains - net		31	-
Operating profit		979	749
Net finance income		21	30
Net operating profit		1,000	779
Share of after-tax results of jointly controlled companies		399	330
Profit before taxation		1,399	1,109
Taxation	3	(84)	(81)
Profit for the year		1,315	1,028
Attributable to:			
The Company's shareholders		1,073	847
Minority interests		242	181
		1,315	1,028
Dividends			
Interim - paid		146	108
Special - paid		-	416
Final - proposed		366	266
	4	512	790
Earnings per share attributable to the Company's shareholders (basic and diluted)	5	HK$6.45	HK$5.09

Consolidated Balance Sheet
at 31st December 2007

	Note	2007 HK$M	2006 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		3,397	2,988
Leasehold land and land use rights		238	204
Intangible assets		2	4
Jointly controlled companies		801	698
Retirement benefit assets		168	157
Deferred tax assets		8	12
Derivative financial instruments		102	-
		4,716	4,063
Current assets			
Stocks of aircraft parts		103	93
Work in progress		190	167
Trade and other receivables	6	685	500
Staff loans		-	5
Derivative financial instruments		59	4
Deposits and bank balances		876	898
		1,913	1,667
Current liabilities			
Trade and other payables		1,017	959
Taxation		58	22
Short-term loans	7	109	64
		1,184	1,045
Net current assets		729	622
Total assets less current liabilities		5,445	4,685
Non-current liabilities			
Receipt in advance		101	112
Deferred tax liabilities		226	226
Other payables		224	-
		551	338
NET ASSETS		4,894	4,347
Equity attributable to the Company's shareholders			
Share capital	8	166	166
Reserves		4,243	3,499
		4,409	3,665
Minority interests		485	682
TOTAL EQUITY		4,894	4,347

1. Basis of principal accounting policies

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") and the disclosure requirements set out in the Listing Rules of the Hong Kong Stock Exchange.

Accounting policies have been changed to comply with changes in HKFRS requirements. The adoption of these HKFRS standards and interpretations does not have any material effect on the accounts.

2. Turnover and segmental information

Turnover represents the aggregated amounts invoiced to customers and changes in work in progress.

Since the Group is primarily engaged in the business of commercial aircraft overhaul, modification and maintenance in Hong Kong and Mainland China and has no significant secondary activity, no further business segmental information has been reported.

Reporting by geographical segment for the year ended 31st December:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Turnover	3,022	2,414	1,597	1,430	-	-	4,619	3,844
Inter-segment sales	84	88	4	3	(88)	(91)	-	-
	3,106	2,502	1,601	1,433	(88)	(91)	4,619	3,844
Operating profit	414	317	565	432			979	749
Net finance income	11	26	10	4			21	30
Share of after-tax results of jointly controlled companies	363	303	36	27			399	330
Profit before taxation	788	646	611	463			1,399	1,109
Profit for the year	746	608	569	420			1,315	1,028
Profit attributable to the Company's shareholders	746	608	327	239			1,073	847
Capital expenditure	294	498	439	287			733	785
Depreciation	140	105	111	116			251	221
Amortisation	2	3	5	5			7	8
Impairment of stocks - provision	-	3	18	7			18	10
Auditor's remuneration - statutory audit fees	1	1	-	-			1	1

Analysis of net assets and equity of the Group by geographical segment at 31st December:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Segment assets	3,357	2,675	2,041	1,580	(454)	(133)	4,944	4,122
Jointly controlled companies	648	579	153	119	-	-	801	698
Deferred tax assets	-	-	8	12	-	-	8	12
Deposit and bank balances	729	383	147	515	-	-	876	898
Total assets	4,734	3,637	2,349	2,226	(454)	(133)	6,629	5,730
Segment liabilities	750	650	1,046	553	(454)	(133)	1,342	1,070
Deferred tax liabilities and taxation	271	249	13	-	-	-	284	249
Short-term loans	-	-	109	64	-	-	109	64
Total liabilities	1,021	899	1,168	617	(454)	(133)	1,735	1,383
Net assets	3,713	2,738	1,181	1,609	-	-	4,894	4,347
Equity attributable to the Company's shareholders	3,707	2,732	702	933	-	-	4,409	3,665
Minority interests	6	6	479	676	-	-	485	682
Total equity	3,713	2,738	1,181	1,609	-	-	4,894	4,347

3. Taxation

	Group	
	2007	2006
	HK$M	HK$M
Current taxation:		
Hong Kong profits tax	55	9
Overseas tax	38	48
	93	57
Deferred taxation:		
Decrease/(increase) in deferred tax assets	4	(5)
(Decrease)/increase in deferred tax liabilities	(13)	29
	84	81

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK$72 million for the year (2006: HK$62 million).

4. Dividends

	Company	
	2007	2006
	HK$M	HK$M
Interim, paid on 25th September 2007, of HK$0.88 per share (2006: HK$0.65 per share)	146	108
Special, nil (2006: HK$2.50 per share)	-	416
Final, proposed, of HK$2.20 per share (2006: HK$1.60 per share)	366	266
	512	790

Subject to shareholders' approval of the final dividend at the Annual General Meeting on 6th May 2008, payment of the final dividend will be made on 16th May 2008 to shareholders registered at the close of business on the record date, 6th May 2008. The register of members will be closed from 30th April 2008 to 6th May 2008, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Tuesday, 29th April 2008.

5. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders of HK$1,073 million (2006: HK$847 million) and to the weighted average of 166,324,850 (2006: 166,324,850) ordinary shares in issue.

6. Trade receivables

The credit terms given to customers vary and are generally based on their individual financial strength. Credit evaluations of trade debtors are performed periodically to minimise credit risk associated with receivables.

		Group		Company	
		2007	2006	2007	2006
		HK$M	HK$M	HK$M	HK$M
Trade receivables -	in HK dollars	82	54	82	54
	in US dollars	219	137	115	65
	in other currencies	2	3	-	-
		303	194	197	119
Less: Provision for impairment of receivables		(22)	(4)	(19)	(1)
		281	190	178	118

Trade receivables that are less than three months past due are generally not considered impaired. At 31st December 2007, trade receivables of the Group of HK$124 million (2006: HK$68 million) and of the Company of HK$89 million (2006: HK$56 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Group		Company	
	2007	2006	2007	2006
	HK$M	HK$M	HK$M	HK$M
Up to 3 months	108	53	80	49
3 to 6 months	15	12	9	4
Over 6 months	1	3	-	3
	124	68	89	56

At 31st December 2007, trade receivables of the Group of HK$35 million (2006: HK$30 million) and of the Company of HK$19 million (2006: HK$12 million) were considered impaired and provided for. The impaired trade receivables relate to overseas customers which are in unexpectedly difficult financial situations and it was assessed that a portion of the receivables would be recoverable. The ageing of these receivable is follows:

	Group		Company	
	2007	2006	2007	2006
	HK$M	HK$M	HK$M	HK$M
Up to 3 months	25	1	13	-
3 to 6 months	10	28	6	11
Over 6 months	-	1	-	1
	35	30	19	12

7. Short-term loans

Short-term bank loans denominated in HK dollars amount to HK$109 million (2006: HK$64 million). They are unsecured, bear interest at effective interest rates ranging from 3.93% to 6.67% (2006: 4.20% to 4.52%) per annum and are repayable within six months from the balance sheet date. The carrying amounts approximate their fair values.

The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance sheet dates are as follows:

	Group		Company	
	2007	2006	2007	2006
	HK$M	HK$M	HK$M	HK$M
6 months or less	109	64	-	-

8. Share capital

During 2007 no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies (2006: nil).

9. Capital commitments

	Group		Company	
	2007 HK$M	2006 HK$M	2007 HK$M	2006 HK$M
Contracted but not provided for in the accounts	396	297	129	193
Authorised by Directors but not contracted for	1,436	1,187	618	567
	1,832	1,484	747	760

Capital commitments mainly relate to the construction of the third hangar at the Hong Kong International Airport by the Company, and the sixth hangar at Xiamen, Mainland China by TAECO and a landing gear overhaul facility in Xiamen by Taikoo (Xiamen) Landing Gear Services Limited.

Directors

The Directors of the Company as at the date of this announcement are:

Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, M. Hayman, M.M.S. Low, M.J.A. Sathianathan;
Non-Executive Directors: M. Cubbon, C.P. Gibbs, D.C.Y. Ho, P.A. Johansen, A.N. Tyler, The Hon. Sir Michael Kadoorie (Alternate Director to D.C.L. Tong); and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board
Hong Kong Aircraft Engineering Company Limited
Christopher Pratt
Chairman
Hong Kong, 4th March 2008

Website: www.haeco.com

END